SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 20)

MGP Ingredients, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

55302G 103

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302G103	13G

(1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons. MGP Ingredients, Inc. Employee Stock Ownership Plan 48-6107197

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Kansas.

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 736,960

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 736,960

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 736,960

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.3%

(12)	Type of Reporting Person (See Instructions) EP

Item 1	(a).	Name of Issuer: MGP Ingredients, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: Cray Business Plaza 100 Commercial Atchison, Kansas 66002

Item 2	(a).	Name of Person Filing: MGP Ingredients, Inc. Employee Stock Ownership Plan
Item 2	(b).	Address of Principal Business Office or, if none, Residence: Cray Business Plaza 100 Commercial Atchison, Kansas 66002
Item 2	(c).	Citizenship: Kansas
Item 2	(d).	Title of Class of Securities: Common Stock, No Par Value
Item 2	(e).	CUSIP Number: 55302G 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(f)	☒ employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4.	Ownership.
The following information is provided as of December 31, 2009:
(a) Amount beneficially owned: 736,960
(b) Percent of class, based on 17,086,159 shares outstanding: 4.3%
(c) Number of shares as to which Such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or direct the vote: 736,960
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 736,960

The MGP Ingredients, Inc. Employee Stock Ownership Plan disclaims beneficial ownership in all of the above-referenced shares.

The reporting person is the stock ownership plan of MGP Ingredients, Inc.  The Employee Stock Ownership Plan is managed by four Trustees consisting of Timothy W. Newkirk, Randy M. Schrick, Don Tracy and Dave Rindom, all of whom are employees of MGP Ingredients, Inc. and all of whom have addresses at Cray Business Plaza, 100 Commercial, Atchison, Kansas 66002.

The Trustees of the Plan are obligated to vote the shares which are allocated to participants (736,960 shares at December 31, 2009) in accordance with instructions given by such participants.  Unallocated shares (0 shares at December 31, 2009) are voted by the Trustees.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGP INGREDIENTS, INC..
EMPLOYEE STOCK OWNERSHIP PLAN

Date: February 12, 2009

By:	/s/ Timothy W. Newkirk
Timothy W. Newkirk, Trustee and Member of the Administrative Committee